SECURITIES AND EXCHANGE COMMISSION

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FORM 6-K

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16

of the Securities Exchange Act of 1934

For the month of October 2003

Commission File Number: 0-3003

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Press Release: October 15, 2003

Thomson’s Third Quarter Sales

•    Encouraging trends in revenues across the Group

•    Strong progress in all our strategic initiatives

•    No change to previous full year guidance

•	Revenues for the quarter reached 2,008 million euros, compared to 2,323 million euros for the same period last year—a 4.8% decline year-on-year excluding currency movements
•	Promising trends for second half revenues, as activity improved during the quarter
•	Strong progress in implementing the Group’s strategy during the quarter: several key partnerships and client wins were announced
•	Measures to improve profitability continued during the quarter, notably in Consumer Products and Components

Third quarter unaudited consolidated sales

In million euros	3Q03 actual	3Q02 actual	% change at constant currency

Content & Networks	892	963	+2.2
Licensing	83	81	+8.1
Consumer	733	927	(12.6)
Components	298	351	(6.9)
Corporate	2	1	—
Total Group	2,008	2,323	(4.8)

Year-to-date unaudited consolidated sales

In million euros	YTD 03 actual	YTD 02 actual	% change at constant currency

Content & Networks	2,604	2,724	+8.4
Licensing	290	274	+13.0
Consumer	2,147	3,047	(20.2)
Components	783	1,250	(29.6)
Corporate	7	7	—
Total Group	5,831	7,302	(9.9)

Paris, October 15th, 2003 – Thomson today announced sales for the third quarter 2003 ending 30th September. This sales outcome showed continued strength in the Group’s Content & Network and Licensing divisions, and for the first time this year an improving revenue environment in the Consumer Products and Components divisions.

Third quarter 2003 revenues – Thomson’s reported consolidated net sales for the third quarter 2003 reached 2,008 million euros (third quarter 2002, 2,323 million euros). Excluding currency movements, sales fell by 4.8% (or by 13.6% including currency movements). Perimeter effects added 38 million euros to net sales during the quarter. On a like-for-like basis, therefore, consolidated net sales showed a decline of 6.6% excluding currency movements. Activity during the quarter showed an improving trend relative to the first half. For the Group taken as a whole, sales during the quarter were above last year’s levels in the European and Asian regions. Whilst still below last year, the Americas’ sales trend was considerably improved compared to the first half, notably in September.

First three quarters 2003 revenues – For the first three quarters of 2003, Group’s revenues reached 5,831 million euros (first three quarters of 2002, 7,302 million euros). Excluding currency movements, sales fell by 9.9% (or by 20.1% including currency movements). Perimeter effects added 297 million euros to net sales during the first three quarters of the year. On a like-for-like basis, therefore, consolidated net sales showed a decline of 14.5% excluding currency movements.

Second half strategic initiatives

Significant progress has been made in the Group’s strategy, with a number of key initiatives announced:

Within Content & Networks, the Group’s strategy is to grow the range of our service activities and our client base. In the third quarter, we announced initiatives related to:

•	Consolidation of all our activities dedicated to providing equipment and services for telecom networks in a single profit centre
•	Build out of our worldwide Home Entertainment infrastructure and services activities, notably in Poland
•	Formation of a strategic partnership in conditional access with Kudelski and the proposed sale of the Mediaguard conditional access business
•	Formation of a strategic partnership with NDS in the field of digital TV software and systems integration and the proposed sale of the MediaHighway business
•	Agreement with News Corp. on preferred supplier status for Thomson

Within Licensing, the Group’s strategy is to broaden the revenue base, in terms of programs and client base. In the third quarter, we announced:

•	Creation of opportunities for the licensing of conditional access and interactivity patents

Within Components, the Group’s strategy is to orient its production base towards lower-cost markets, notably China. In the third quarter, we announced:

•	Completion of the build-out of our tube activities in China, with the Fortune acquisition announced on July the 18th expected to close in Q4
•	Ramp-up of the second line in Foshan, China

Within Consumer Products, the Group’s strategy is to transition its business towards higher value-added services, by growing its “Essentials” business (Accessories, after-sales, Portable Audio/Video products and Communications) and changing, including with a partnership, its “Mainstream” business (Televisions and Home Audio/Video products). In the third quarter, we announced:

•	Successful integration of the Recoton business in Essentials
•	Successful launch of new products, notably in very large televisions and personal video players in Mainstream and Essentials

The Group has made good progress in Consumer Products towards its strategy of partnership for its television activities. This project, together with initiatives to grow in particular the content preparation and post-production activities in Content & Networks, remain priorities in the fourth quarter.

Outlook

The continued strength in the Group’s Content & Network and Licensing divisions, coupled with the third quarter trends in Thomson’s other businesses, are in line with the expectations set out at the time of our first half results release on July 23rd. Accordingly, there is no change in the Group’s full year guidances given then.

Consolidated sales

Third quarter unaudited consolidated sales

In million euros	3Q03 actual	3Q02 actual	% change at current currency	% change at constant currency

Content & Networks	892	963	(7.4)	+2.2
Licensing	83	81	+1.7	+8.1
Consumer	733	927	(20.9)	(12.6)
Components	298	351	(15.1)	(6.9)
Corporate	2	1	—	—
Total Group	2,008	2,323	(13.6)	(4.8)

Year-to-date unaudited consolidated sales

In million euros	YTD 03 actual	YTD 02 actual	% change at current currency	% change at constant currency

Content & Networks	2,604	2,724	(4.4)%	+8.4
Licensing	290	274	+6.1%	+13.0
Consumer	2,147	3,047	(29.5)%	(20.2)
Components	783	1,250	(37.4)%	(29.6)
Corporate	7	7	—	—
Total Group	5,831	7,302	(20.1)	(9.9)

Divisional review

Content & Networks

Third quarter 2003 revenues reached 892 million euros (third quarter 2002, 963 million euros). Excluding currency movements, the Division continued to grow by 2.2% (a 7.4% decline including currency movements). On a like-for-like basis, sales remained broadly flat excluding currency movements. Growth in the former Digital Media Solutions activity offset a decline in Broadband sales.

•	Home Entertainment activity remained robust. The replication of DVD units grew 62% year-on-year, while the replication of VHS units declined by 41%. Major releases for the quarter include cinema blockbusters such as Finding Nemo, Matrix Reloaded, Sinbad and Chicago. In Entertainment Services, Film showed good growth, with film footage up 14% compared to last year. Releases for the quarter include major titles such as Matchstick Men, Rundown, Bad Boys 2 and Open Range. Post-production activities benefited from new contracts signed. Apart from VHS, content-related activities grew fully in line with our objectives.

•	The Grass Valley / Broadcast activities continued to show signs of stability and an improved outlook. Order intake increased for digital broadcast equipment, with the announcements of new key contracts during the quarter, such as the $6 million order placed by Chinese media leaders, including CCTV, China’s largest broadcaster.

•	Broadband Access Products and Services showed a slightly improving trend in the third quarter compared to the first half. Price pressures in key set-top-boxes and telecom products categories were offset by increasing volumes and contract wins: Thomson sold 1.6 million decoders and cable modems worldwide during the quarter, compared to 1.3 million set-top-boxes in the third quarter of 2002. In addition to a more stable operating environment, the unit’s outlook is improved by initiatives with existing and new clients.

•	The worldwide Screenvision cinema advertising business benefited from a recovery in spending on advertising in the US and Europe and showed good growth in its activity in the quarter.

Thomson has reorganized and combined all its Telecom equipment and services activities into a single Telecom business unit in order to develop for the benefit of its Telecom customers voice, data, and video devices and services that can enhance their triple-play offers. In DSL modems, Thomson continued to expand and gain market shares: the Group ranked number one in the DSL customer premise equipment (CPE) market according to a Gartner research report. The Telecom unit also proposed new innovative messaging features on fixed telephony, hence preparing for the expansion into moves of MMS-enabling products. Music mp3-play and video features are now integrated into the CPEs to offer new services and contents to Telecom customers.

Licensing

Third quarter 2003 revenues reached 83 million euros (third quarter 2002, 81 million euros). Excluding currency movements, the Division grew by 8.1%, in line with historic trends.

Revenue growth from Digital programs continued to be strong, reflecting volume and contract growth, offsetting continued cyclical volume weakness for analog-driven programs. For the third quarter 2003, revenues from Digital programs were 58% of the total, compared to 44% in the third quarter 2002. For the first three quarters of 2003, the division filed 510 priority applications, up 10% year-on-year. Over the same period, the Group issued 1,618 patents worldwide, which represents a 28% increase year-on-year.

Components

Third quarter 2003 consolidated net revenues reached 298 million euros (third quarter 2002, 351 million euros). Excluding currency movements, revenues decreased by 6.9% year-on-year (or a 15.1% decrease including currency movements). Third quarter 2003 total revenues reached 398 million euros (third quarter 2002, 519 million euros). Excluding currency movements this represents a 15.9% decrease (or a 23.3% decrease including currency movements).

Thomson’s worldwide production volumes increased during the quarter to 3.8 million units, supported by demand in China. Our strategy of growing our presence in China is reflected in our production volumes and external sales in the country (China ranked second in term of sales after Europe, and represented 17% of Thomson’s total tube production for the quarter). The Chinese market for cathode ray tubes is growing at a fast pace and Thomson’s local production grew 49% year-on-year. Our facility at Foshan, China completed the ramp up of its second line, with a capacity in excess of 1 million very large size tubes per year.

In Europe, Thomson increased its volume share by 6 points during the quarter in a resilient market, although price pressure continued to be strong. Thomson closed a tube line at its Agnani, Italy, factory during the quarter. The North American market continues to be very competitive, with a strong decline in volume sales and price. The optical modules business continued to be difficult in the quarter, and additional cost take-out measures were initiated.

Consumer Products

Third quarter revenues reached 733 million euros (third quarter 2002, 927 million euros). Excluding currency movements, revenues decreased by 12.6% year-on-year (or a 20.9% decrease including currency movements) – a sharp improvement on the first half trend. Activity in Europe remained robust during the quarter and showed an improving trend in the Americas,notably in the second part of the quarter. Our activity also benefited from the strategy focused on Essentials products, together with a broader range of high-end television sets.

•	In Mainstream Consumer Products (Televisions, Home Audio/Video products):

Activity improved in both Europe and the US as new products, notably in high-end were introduced, including a full range of TVs with flat displays and an expanded offering of HDTV products in the US. Both market share and revenue were positively impacted in the third quarter. For core TVs, the US market remained difficult with price pressure in all categories. Europe continued its strong first half performance across all categories, with growth and gains in market shares.

The market for Home Audio and Video products continued to see sharp price declines, with the Group maintaining its hold-price policy.

•	In Essentials (Accessories, after-sales, Portable Audio/Video products):

Thomson benefited during the quarter from a broader client base, and the introduction of new products and services for our customers. We began the integration of customers of the former Recoton business, which enhanced in particular our North American client base and expanded significantly our product range. Successful new Portable Audio and Video products included a range of mp3 portable audio and video devices. Essentials represented 43% of sales of the Division.

Certain statements in this press release, including any discussion of management expectations for future periods, constitute “forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

About Thomson

Thomson (Euronext Paris: 18453; NYSE: TMS) provides a wide range of video (and enabling) technologies, systems, finished products and services to consumers and professionals in the entertainment and media industries. To advance and enable the digital media transition, Thomson has four principal divisions: Content and Networks, Consumer Products, Components, and Licensing. The company distributes its products under the Technicolor, Grass Valley, THOMSON and RCA brand names. For more information: www.thomson.net.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : October 20th, 2003	THOMSON S.A.

	By:	/s/ JULIAN WALDRON
	Name:	Julian Waldron
	Title:	Senior Executive Vice President, Chief Financial Officer